FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                           Pursuant to Rule 13a-16 of
                       the Securities Exchange Act of 1934

                                 For 12 May 2003
                         Commission File Number 0-30358

                                  ebookers plc
                              (Name of Registrant)

                       25, Farringdon St, LONDON, EC4A 4AB
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F |X| Form 40-F
                                   -----         -----


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes                       No     |X|
                            -------                    ----------


          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                 Not applicable.

Enclosures:

Press release - ebookers Q1 2003 Financial    7 May  2003                18 inc
Results

              FINANCIAL RESULTS FOR QUARTER 1, ENDED 31 MARCH 2003

             - ebookers achieves profitability despite Iraq War(1) -

     07 May 2003: - ebookers plc, the pan-European online travel agency (LSE:
EBR, Nasdaq: EBKR), today announces financial results for Quarter 1, ended 31 March 2003.

    Quarter 1 Highlights (UK GAAP) (2)

    --  Results ahead of expectations despite Iraq War.

    -- Adjusted profit before tax(1) of GBP0.1m, achieved for the first time, compared to GBP2.2m loss in same quarter last year.

    -- Quarter 1 turnover (gross profit) up 113% to GBP14.3m, from GBP6.7m last year. 42% organic (non-acquisition) growth(2).

    -- Quarter 1 gross sales up 79% to GBP109m, from GBP61m last year. 29% organic (non-acquisition) growth(2).

    -- Gross profit margin on gross sales increases to 13.1% from 11.1% in Q1 2002.

    --  Travelbag integration making excellent progress.

    Dinesh Dhamija, CEO ebookers plc, comments:

"We are delighted to have achieved this profitability milestone, the first in the pan-European online travel industry to do so. It is testament to our high growth internet model and our low cost Business Process Outsourcing (BPO)centre in India. Going forward we will continue to drive sales growth by taking the Travelbag brands online, and increasing high margin non-air sales, while at the same time reducing costs."

    Nigel Addison Smith, CFO ebookers plc, comments:

"We have achieved this result despite the impact of the Iraq War which we estimate reduced our Q1 profit by GBP3-4m. This highlights the underlying profit potential within our business."

(1) Before amortisation, all stock compensation related costs, and exceptional items. See note 4. Loss before tax: Q1 2003 GBP4.9m (including GBP3.8m acquisition costs), Q1 2002 GBP3.5m

(2) Results for Q1 2003 are inclusive of the results of Travelbag Holdings Ltd ("Travelbag") for February and March.

     Chairman's Statement

     Quarter 1 2003 was a difficult trading environment for travel companies specialising in mid and long haul, due to the effect of the Iraq war and latterly the SARS virus. Nonetheless, our focus on cost control, particularly our Indian BPO, meant that although top line growth was inevitably impacted we were still able to deliver our first ever adjusted profit before tax (see note
4). Hitting this target ahead of expectations was particularly notable given the challenging market environment. We believe it is also indicative of the direction of our business as we continue to grow and reap the benefits of added scale. Of particular note for the quarter was the strong organic growth of our Continental European subsidiaries which delivered turnover (gross profit) growth of 70%.

     Integration of Travelbag

     A key management focus during the period was the integration of Travelbag Holdings Limited, acquired in February 2003. The integration aims to deliver both cost and revenue synergies as rapidly as possible by growing the internet sales of the Travelbag brands, restructuring the UK organisation, leveraging our enhanced buying power, and transferring functions to our Indian BPO. Also, by maximising product synergies, for example by selling ebookers' European, US and Caribbean product through the Travelbag websites. The integration is making excellent progress and we are on track to deliver annualised cost savings of at least GBP5m.

     Phase One of the integration timetable, which includes assessment, preparation and integration "quick wins" will end in June 2003. The key quick wins already achieved include consolidation of media and air product buying and the installation of an ebookers-powered booking engine on the Bridge the World website. The ebookers booking engine is being tested on the Travelbag website. The high margin Travelbag Adventures product is already being sold on the ebookers.co.uk website and is expected to be extended to websites in the other 11 European countries serviced by ebookers. As part of the integration, the cost base structure of the combined UK business is under review and 80 proposed redundancies have been announced within the UK business. An India migration team has been established to work towards the successful migration of some Travelbag functions to our BPO in India.

     Trading statement

     Quarter 2 trading was generally impacted up to April 25 by the Iraq War and SARS. Since April 25 we have noticed extremely encouraging trading to many destinations not affected by the virus, though many directly and indirectly affected destinations continue to be impacted. While the situation appears to be improving, currently there is insufficient data to establish a clear trend. Therefore, we will be issuing another trading statement towards the end of May when the trading patterns for the quarter and beyond are clearer.

     Outlook

     We remain confident about the long term growth and profitability of the business. We have positioned our business to maximise these in the following ways:

     Growth

     There is a huge opportunity for internet growth in the European leisure travel market. This is why ebookers recorded strong growth in Quarter 1 despite the Iraq war, while many bricks and mortar companies have suffered declining sales. According to leading forecasters, only 4% of European travel is currently online, compared to 14% for the United States. Online travel growth rates are far higher in Europe. The population is bigger (approx 380m vs. 280m), and the fact that Europeans take more holidays means that the overall leisure market is also much bigger. We aim to capture as much of this growth as possible by taking the Travelbag brands online, increasing our sale of high margin non-air products, and continuing our strategy of offering multichannel access for internet bookings - and in particular telephone support for internet bookings - with costs kept low through our India BPO. ebookers has always offered this telephone facility and we note that now all other major online travel competitors in Europe have followed our positioning and advertise a phone number as well as an internet address for customers.

     Balanced destination coverage and product offering

     As a result of our acquisition strategy and 20-year travel heritage, ebookers has the widest and deepest range of discount merchant travel products online in Europe. Recent events have illustrated how important it is for a travel company not to be too focused on one global region so that customers can switch destination in the event of a trouble spot. At ebookers our destination coverage is balanced across the globe. Currently, North America accounts for 30% of gross sales, Australasia 26%, Europe 15%, Far East and Asia 15%, Africa 8%, and the Caribbean, Middle East and South America the remainder. Our range encompasses all travel products and we are successfully cross selling increasing amounts of high margin non-air inventory. Non-air travel products accounted for 25% of sales in Q1 2002, and by Q1 2003 this had increased to 37%.

     Mid and long haul (vs short haul)

     We believe that the long and mid haul market is superior to the short haul and we have positioned ourselves accordingly. We believe that there are three advantages to long and mid haul: (1) The average gross profit on a long and mid haul flight is over twice that an agent can make on a short haul flight, yet the cost of fulfilling that ticket is broadly similar. (2) There is no competition from "no frills" and low price carriers on long and mid haul flights. (3) The long and mid haul market is bigger and is growing faster than the short haul market. The short haul market accounts for 40% of European flights (and much of this is taken by "no frills" and charter airlines), whereas mid and long haul account for 60%. Between 2001 and 2011 the short haul market is forecast to grow by 62% whereas the long and mid haul market is forecast to grow by 72%. (Source Boeing 20-Year Market Growth Projection, Europe)

     Leisure market ( vs business travel)

     We have positioned ourselves in the leisure rather than the corporate market because we believe that the corporate market is more susceptible in periods of war, crisis and geopolitical uncertainty.

     BPO

     To sell travel online (especially mid and long haul) it is essential to have call centre support. Additionally, many processes in online travel cannot yet be automated (for example only a small percentage of European airlines are yet able to "eticket"). Both call centres and processing functions are costly but unavoidable. Only ebookers has a BPO in India carrying out functions encompassing both customer facing and administrative procedures at a fraction of European costs. We believe that this low cost centre is a major profitability advantage and we are expanding its use with Travelbag and also our European subsidiaries. We are also considering offering its services to third parties.

     Financial Review

     Summary

     Despite the impact of the Iraq War and SARS, we still delivered strong growth to record our first positive adjusted profit before tax of GBP0.1m (see note 4) in Quarter 1.

     Acquisition of Travelbag

     Unless otherwise stated figures for Q1 2003 include the acquisition of Travelbag Holdings Limited "Travelbag" for the period February 1 - March 31, 2003.

     Gross sales

     Gross sales increased from GBP61m in Quarter 1 2002 to GBP109m in Quarter 1 2003, an increase of 79%. The Q1 2003 figure includes GBP30.6m of Travelbag gross sales for the two month period. Growth in UK businesses was affected more severely by the Iraq War than our Continental European subsidiaries, which recorded strong growth for the period. Overall, continental European subsidiaries grew gross sales by 58% in Q1 2003 compared to Q1 2002. This was all organic (non-acquisition growth). Among the best performing subsidiaries were Finland which recorded growth of 75%, Ireland with 99% and Norway with 630%.

     Turnover (gross profit)

     Turnover (gross profit) reached a record level of GBP14.3m, up 113% on Q1 2002's figure of GBP6.7m. The Q1 2003 figure includes GBP4.8m of Travelbag turnover (gross profit) for the period February and March 2003. Continental European subsidiaries grew turnover (gross profit) by 70% in Q1 2003 compared to Q1 2002, all organic (non-acquisition) growth. The gross profit margin on gross sales increased to 13.1% compared to 11.1% in Q1 2002 due to a higher proportion of higher margin non-air sales including cars and hotels, particularly due to the impact of the higher margin Travelbag non-air product mix.

     Operating expenses

     We continue to successfully reduce operating expenses through expanding the use of our Indian BPO. Adjusted operating expenses (see note 4) were GBP13.9m in Q1 2003 compared to GBP8.0m in Q1 2002, the increase mainly due to GBP5.1m of additional operating expenses for Travelbag for the period February and March. Excluding the impact of Travelbag, adjusted operating expenditure increased by only 9% from GBP8.0m in Q1 2002 to GBP8.8m in Q1 2003, despite the 42% increase in turnover (gross profit).

     We aim to reduce Travelbag's contribution to operating expenditure by further integration with our UK operations and transferring functions to our India BPO where appropriate.

     As a percentage of gross sales adjusted operating expenditure (excluding Travelbag) decreased from 13.2% in Q1 2002 to 11.1% in Q1 2003. This indicates the impact of our low cost India BPO and the automation efficiencies of the Internet model. The percentage for Q1 2003 including Travelbag for February and March was 12.7%, indicating the potential for reducing the Travelbag cost base.

     Sales and marketing costs

     Sales and marketing costs were GBP7.6m in Q1 2003 compared to GBP3.5m in Q1 2002, the increase mainly due to GBP3.3m of costs for Travelbag for the period February and March 2003 and increased volumes in business. Excluding the impact of Travelbag, sales and marketing costs increased by 24% from GBP3.5m in Q1 2002 to GBP4.3m in Q1 2003 despite the 42% increase in turnover (gross profit).

     Administrative expenses

     Technology costs in Q1 2003 were GBP1.4m compared to GBP0.7m in Q1 2002, the increase was due in part to GBP0.3m of costs for Travelbag for the period February and March 2003. Excluding the impact of Travelbag, technology costs increased from GBP0.7m in Q1 2002 to GBP1.1m in Q1 2003. This increase reflects greater focus on automation technologies, Management Information Systems and website technology.

     General administrative expenses increased to GBP4.9m in Q1 2003 compared to GBP3.8m in Q1 2002, due to GBP1.5m of costs for Travelbag for the period February and March 2003. Excluding Travelbag, general administrative expenses decreased from GBP3.8m in Q1 2002 to GBP3.4m in Q1 2003 due partly to the cost reduction impact of our India BPO facility.

     Depreciation costs in Q1 2003 were GBP0.7m compared to GBP1.1m in Q1 2002. The decrease was due mainly to fully depreciated assets, despite an increase of GBP0.2m due to depreciation costs for Travelbag for the period February and March 2003. Excluding Travelbag, depreciation costs decreased from GBP1.1m to GBP0.5m.

     Stock compensation cost increased from GBP0.1m in Q1 2002 compared to GBP0.2m in Q1 2003 due to additional grants of stock options to employees.

     Amortisation cost increased by 60% from GBP1.2m in Q1 2002 to GBP1.9m in Q1 2003 due to the impact of the Travelbag acquisition in February 2003. Travelbag goodwill is being amortised over twelve years.

     Operating loss and loss on ordinary activities before taxation

     As a result of our growth and cost control, despite exceptional costs relating to the acquisition of Travelbag of GBP3.8m, our operating loss was only GBP5.1m in Q1 2003 compared to GBP3.6m in Q1 2002.

     We also achieved our first adjusted profit before tax (see note 4) of GBP0.1m in Q1 2003 compared to a loss of GBP2.2m in Q1 2002.

     Loss on ordinary activities before taxation was GBP4.9m in Q1 2003 compared to GBP3.5m in Q1 2002.

     It is also important to highlight that Q1 2003 included a receipt of GBP1.1m of previously unrecognised income within Travelbag. This has not been included in Q1 2003 profit/(loss) before tax above but has been included within the acquisition goodwill for Travelbag.

     Treasury

     As at 31 March 2003, ebookers had cash (net of overdrafts) of GBP48.2m compared to GBP22.5m at 31 March 2002 and GBP21.3m at 31 December 2002. More detail on this is provided in the cash flow statement on page 9.

     Loss per share

     Basic and diluted loss per share increased only from 7p in Q1 2002 to 8p in Q1 2003 despite one off exceptional costs relating to the acquisition of Travelbag of 6.6p per share.


For further information:
------------------------

ebookers plc
Oliver Strong                    +44 (0) 20 7489 2239
oliver.strong@ebookers.com       +44 (0) 7771 934 153

Cubitt Consulting (UK)
Peter Ogden                     +44 (0) 20 7367 5117
peter.ogden@cubitt.com

    Webcast and conference call

When: Wednesday 7 May at 16:00 BST /15:00 GMT / 17:00 CET / 11:00 ET (USA, NYC).
Where: For registration of the live event please click on the link below:

http://meta.unit.net/ebookers/20030425/index.html

Should you wish to take part in the Conference Call, please dial one of the following numbers:

UK dial in 0845 245 3471

International dial in +44 (0) 1452 542 300

A replay of the conference will be available for 7 days on the following numbers:

UK 0845 245 5205
International +44 (0) 1452 55 00 00
Replay Access Number: 135619#

If you are unable to participate during the live audio webcast, the event will be archived on the same URL as listed above for 90 days from the date of the event.

(Minimum Requirements to listen to broadcast:

The Windows Media Player software, downloadable free from http://www.microsoft.com/windows/windowsmedia/en/download/default.asp Or Real
Player and at least a 28.8Kbps connection to the Internet.)

     About ebookers plc

     ebookers is a leading pan-European online travel agency with websites in 12 European countries - UK, France, Ireland, Germany, Austria, Spain, Holland, Switzerland, Sweden, Denmark, Norway, and Finland. It specialises in the mid- and long-haul modular leisure segments of the European travel industry. It also specialises in selling discount merchant fares, which are negotiated directly with leading travel suppliers in order to help them sell their excess capacity without damaging their pricing structure and brands. ebookers has a low-cost BPO facility in New Delhi, India with a staff of over 400, which carries out 13 separate functions from email sales to software development. The Company has a multi brand marketing strategy. Its brands include ebookers.com, Flightbookers, Travelbag, Travelbag Adventures Bridge the World, and MrJet. ebookers plc is listed on the London Stock Exchange and quoted on Nasdaq in the United States of America.

     Forward Looking Statements

     Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in such forward looking statements. Potential risks and uncertainties include, without limitation, the company's ability to identify, acquire and integrated companies across Europe including Travelbag Holdings, its ability to significantly increase its online revenues and sales volumes, to maintain and develop relationships with travel suppliers and strategic partners and to attract and retain customers, potential adverse changes in its gross mark up or in commission rates, reduce its operating costs through outsourcing certain functions to India, unforeseen events affecting the travel industry, and the company's dependence on its ability to establish its brand. The foregoing list of important factors is not exhaustive. When relying on forward-looking statements, readers should carefully consider the foregoing factors and other uncertainties and events, as well as factors described in documents ebookers plc files from time to time with regulatory authorities in the United Kingdom and the United States, including annual reports on Form 20-F filed with the US Securities and Exchange Commission. Any forward-looking statements speak only as of the date on which they are made and except as required by the rules of the UK Listing Authority, the London Stock Exchange and applicable law, ebookers plc undertakes no obligation to update publicly or revise any forward-looking statements.



CONSOLIDATED QUARTERLY PROFIT AND LOSS ACCOUNT                              Quarter     Quarter     Quarter
                                                                              ended       ended       ended
                                                                          31-Mar-03   31-Dec-02   31-Mar-02
(Prepared in accordance with UK GAAP)                                       GBP'000     GBP'000     GBP'000
                                                                        (unaudited) (unaudited) (unaudited)
GROSS SALES                                                                108,662      63,918      60,636
                                                                ===========================================


Turnover (gross profit) (including Acquisition: GBP4,751,000)               14,287       8,023       6,713

Distribution costs: (including Acquisition: GBP3,313,000)
Sales and marketing                                                         (7,616)     (3,333)     (3,462)

Administrative expenses: (including Acquisition: GBP1,957,000)
Technology costs                                                            (1,380)       (933)       (717)
General administrative expenses                                             (4,867)     (3,695)     (3,840)
Depreciation                                                                  (682)     (1,330)     (1,057)
Amortisation of profit on sale and leaseback transaction                        75         479           -
National Insurance on stock options                                            937      (1,135)          -
Stock compensation cost                                                       (152)       (493)        (67)
Amortisation                                                                (1,906)     (1,185)     (1,192)
Exceptional items                                                           (3,840)          -           -

                                                                -------------------------------------------
Total administrative expenses                                              (11,815)     (8,292)     (6,873)
                                                                -------------------------------------------

Total operating expenses                                                   (19,431)    (11,625)    (10,335)

                                                                -------------------------------------------
Operating loss (including Acquisition: GBP519,000)                          (5,144)     (3,602)     (3,622)

Interest receivable and similar income                                         449         312         153
Interest payable and similar charges                                          (160)        (30)        (26)

                                                                -------------------------------------------
Loss on ordinary activities before taxation                                 (4,855)     (3,320)     (3,495)

Tax charge on loss on ordinary activities                                      (10)       (226)         (8)

                                                                -------------------------------------------
Loss on ordinary activities after taxation retained
for the financial quarter                                                   (4,865)     (3,546)     (3,503)
                                                                ===========================================


Weighted average number of shares (in thousands)                            57,918      49,969      46,833

Basic and diluted loss per share                                           (8.40)p     (7.10)p     (7.48)p
                                                                ===========================================

Adjusted profit/(loss) before tax per share*                                 0.18p     (1.01)p     (4.77)p
                                                                ===========================================

* The adjusted loss per share is after adjusting for non cash and non recurring items. See note 4.

CONSOLIDATED BALANCE SHEET
----------------------------
                                                                     As restated
                                                 31-Mar-03  31-Dec-02  31-Mar-02
(Prepared in accordance with UK GAAP)              GBP'000    GBP'000    GBP'000
                                               (unaudited)  (audited)(unaudited)


FIXED ASSETS
Intangible assets                                  58,602     10,279     14,428
Tangible assets                                    11,351      3,816      6,041

                                               ---------------------------------
                                                   69,953     14,095     20,469
                                               ---------------------------------


CURRENT ASSETS
Debtors                                            15,342      6,107      8,505
Cash at bank and in hand                           48,690     21,729     23,007

                                               ---------------------------------
                                                   64,032     27,836     31,512


CREDITORS: amounts falling due within one year    (63,543)   (26,307)   (30,044)


                                               ---------------------------------
NET CURRENT ASSETS                                    489      1,529      1,468
                                               ---------------------------------


TOTAL ASSETS LESS CURRENT LIABILITIES              70,442     15,624     21,937


CREDITORS: amounts falling
 due after more than one year                     (16,389)         -        (50)

PROVISIONS FOR LIABILITIES AND CHARGES               (856)    (1,770)      (635)


                                               ---------------------------------
NET ASSETS                                         53,197     13,854     21,252
                                               =================================


CAPITAL AND RESERVES
Called up share capital                             8,876      7,009      6,557
Share premium account                             112,933     73,778     68,525
Merger reserve                                      2,194      2,194      2,194
Shares to be issued                                19,635     19,080     23,206
Profit and loss account                           (90,441)   (88,207)   (79,230)


                                               ---------------------------------
EQUITY SHAREHOLDERS' FUNDS                         53,197     13,854     21,252
                                               =================================

* Provision for liabilities and charges have been reclassified from within creditors due within one year

CONSOLIDATED CASHFLOW STATEMENT
-------------------------------
                                                Quarter    Quarter    Quarter
                                                  ended      ended      ended
                                              31-Mar-03  31-Dec-02  31-Mar-02
(Prepared in accordance with UK GAAP)           GBP'000    GBP'000    GBP'000
                                            (unaudited)(unaudited)(unaudited)

Net cash (outflow)/inflow from
 operating activities                          (10,276)    (3,126)     3,419


Returns on investment and servicing of
 finance
Interest received                                  449        182        153
Interest paid                                     (160)       (11)       (26)
                                            ---------------------------------
Net cash flow from returns on investment
 and servicing of finance                          289        171        127
                                            ---------------------------------

Overseas tax paid                                  (31)      (205)         -


Capital expenditure and financial investment
Payments to acquire tangible fixed assets         (784)    (1,567)      (918)
                                            ---------------------------------
Net cash flow from capital
 expenditure and financial investment             (784)    (1,567)      (918)
                                            ---------------------------------

Acquisitions
Payment to acquire subsidiary (Vendor
 Placing: GBP30,500,000)                       (40,409)         -          -
Net cash/(overdraft) acquired with subsidiary   34,706          -          -
                                            ---------------------------------
                                                (5,703)         -          -
                                            ---------------------------------

Net cash (outflow)/inflow before financing     (16,505)    (4,727)     2,628

Financing
Issue of ordinary shares net of expenses;       29,005        404          -
(Vendor Placing: GBP30,500,000)
Capital element of finance lease repayments      (161)      (167)      (250)
New leases received as part of acquisition        123          -          -
Loan received net of expenses                   14,360          -          -

                                            ---------------------------------
Net cash flow from financing                    43,327        237       (250)
                                            ---------------------------------

Increase/(decrease) in cash in the quarter      26,822     (4,490)     2,378
                                            =================================

NOTES TO THE ACCOUNTS

1.  Segmental analysis and trading information


                         Gross Sales           Turnover (gross profit)
                        Quarter       Quarter       Quarter       Quarter
                          ended         ended         ended         ended
                      31-Mar-03     31-Mar-02     31-Mar-03     31-Mar-02
                        GBP'000       GBP'000       GBP'000       GBP'000
                    (unaudited)   (unaudited)   (unaudited)   (unaudited)

UK                      81,292        43,331        11,193         4,897
non UK                  27,370        17,305         3,094         1,816

                 --------------------------------------------------------
                       108,662        60,636        14,287         6,713
                 --------------------------------------------------------



                       Loss Before Tax         Net assets/(liabilities)
                        Quarter       Quarter
                          ended         ended         As at         As at
                      31-Mar-03     31-Mar-02     31-Mar-03     31-Mar-02
                        GBP'000       GBP'000       GBP'000       GBP'000
                    (unaudited)   (unaudited)   (unaudited)   (unaudited)

Head Office             (5,479)       (3,277)       38,509        22,612
UK business                276           144        12,499          (461)
                 --------------------------------------------------------
UK                      (5,203)       (3,133)       51,008        22,151
non UK                     348          (362)        2,189          (899)

                 --------------------------------------------------------
                        (4,855)       (3,495)       53,197        21,252
                 --------------------------------------------------------

(1) Gross sales is a memorandum disclosure and represents the total transaction value of all our services and hence includes the total amount paid by customers for the services provided by the Group, as opposed to the margin earned per the Group's turnover definition. The Group reports total transaction value since the Directors believe that it reflects more accurately the cash flows within the Group. It is also a widely used measure of company size within the travel sector.

(2) Turnover (gross profit) in the Group consists largely of the margins on sales of discounted airfares on scheduled flights as well as other travel products and services. The Group recognises revenue at the time the reservation is ticketed as the customer generally does not have the ability to cancel tickets or obtain refunds after ticketing, and all amounts payable have been received. In cases where customers have the ability to cancel and obtain refunds after ticketing, the Group is able to estimate its refund obligations and such obligations are accounted for.

     Turnover (gross profit) includes other travel product margins from hotel reservations, car rental and travel insurance. Incentive income is also received from the Group's service provider business partners and is recognised as turnover (gross profit) on receipt, unless dependent upon monthly or quarterly targets being achieved, in which case it is recognised as the targets are achieved. In addition, turnover (gross profit) also includes advertising revenue earned during the period.

2. Reconciliation of operating loss to net cash (outflow)/inflow from operating activities


                                                 Quarter ended  Quarter ended Quarter ended
                                                     31-Mar-03      31-Dec-02     31-Mar-02
                                                       GBP'000        GBP'000       GBP'000
                                                   (unaudited)    (unaudited)   (unaudited)
Operating loss                                         (5,144)      (3,602)      (3,622)
Amortisation of goodwill                                1,906        1,185        1,192
Depreciation                                              682        1,330        1,057
Stock Compensation charge                                 152          493           67
National insurance relating to stock options             (937)       1,135            -
Amortisation of profit
 on sale and leaseback transaction                        (75)        (479)           -
Issue of shares for non-cash consideration                 16            -       (2,798)
(Increase)/decrease in debtors                         (3,867)       3,048        7,614
One off trading cash receipt                            1,118            -            -
Decrease in creditors                                  (7,532)      (6,065)         (91)
Exchange losses                                          (120)        (171)           -
Non cash exceptional items                              3,525            -            -
                                                 ---------------------------------------
Net cash (outflow)/inflow from operating activities   (10,276)      (3,126)       3,419
                                                 ---------------------------------------

3. Exceptional items

                                                 GBP'000

Travelbag deal related stock compensation and
 retirement costs                                 3,608

Travelbag deal related costs                        232

                                               ---------

                                                  3,840
                                               =========


4. Reconciliation of pro-forma financial measures

                                                 Quarter ended Quarter ended Quarter ended
                                                     31-Mar-03     31-Dec-02     31-Mar-02
                                                       GBP'000       GBP'000       GBP'000
                                                   (unaudited)   (unaudited)   (unaudited)
Loss on ordinary activities before taxation            (4,855)      (3,320)      (3,495)
Add back:
Amortisation                                            1,906        1,185        1,192
Stock compensation charge                                 152          493           67
National Insurance on share options                      (937)       1,135            -
Exceptional items                                       3,840            -            -
                                                 ---------------------------------------
Adjusted profit/(loss) before tax                         106         (507)      (2,236)
                                                 =======================================

Weighted average number of shares (in thousands)       57,918       49,969       46,833

Adjusted profit/(loss) per share, based
 on adjusted profit/(loss) before tax                    0.18p      (1.01)p      (4.77)p
                                                 =======================================


Operating expenses                                    (19,431)     (11,625)     (10,335)
Add back:
Depreciation and amortisation                           2,588        2,515        2,249
Stock compensation charge                                 152          493           67
National Insurance on share options                      (937)       1,135            -
Exceptional items                                       3,840            -            -
Amortisation of profit on
 sale and leaseback transaction                          (75)        (479)           -
                                                 ---------------------------------------
Adjusted operating expenses                           (13,863)      (7,961)      (8,019)
                                                 =======================================


5. Other matters

This statement has been prepared on the basis of accounting policies as set out in the annual financial statements at 31 December 2002.

The Group has adopted FRS 19. However, there has been no impact on prior period results as a result of this. Tax losses have been incurred by the Group, which are available for offset against future taxable profits.

The financial information set out above does not constitute the Company or Group's statutory accounts within the meaning of section 240 of the Companies Act 1985 for the year ended 31 December 2002, but is derived from those accounts. Statutory accounts for 2001 have been delivered to the Registrar of Companies and those for 2002 will be delivered following the Company's annual general meeting. The auditors have reported on those accounts; their reports were unqualified and did not contain statements under S237(2) or (3) Companies Act 1985. The financial information for the three month periods ended 31 December 2002, 31 March 2003 and 31 March 2002 have neither been audited nor reviewed by the Group's auditors.

On 7 February 2003, the Company acquired the entire share capital of Travelbag Holdings Ltd for a consideration of GBP55m. After provisional fair value adjustments of GBP1.9m, goodwill of GBP50.2m has been recognised in respect of this acquisition. The fair values of the net assets of Travelbag used in the calculation of the goodwill on acquisition are provisional and may be subject to change in following quarters.

CONSOLIDATED STATEMENT OF OPERATIONS         Quarter    Quarter    Quarter
                                               ended      ended      ended
                                              $'000      $'000      $'000
(Prepared in accordance with US GAAP)      31-Mar-03  31-Dec-02  31-Mar-02
                                         (unaudited)(unaudited)(unaudited)


Revenue                                      22,620     12,747      9,729

Operating expenses:
Marketing and sales                          11,995      5,246      4,944
General and administrative                    7,003      5,313      5,483
Stock compensation                          (13,425)    16,513        123
Depreciation and amortisation                 1,074      2,093      1,510
Product technology and development            2,173      1,469      1,024
Exceptional items                             6,048          -          -

                                         ---------------------------------

Total operating expenses                     14,868     30,634     13,084
                                         ---------------------------------



Operating profit/(loss)                       7,752    (17,887)    (3,355)

Other income
Interest income                                 558        320        219
Other                                           150        116          -

                                         ---------------------------------
                                                708        436        219
Other expense
Interest expense                               (252)         8        (37)
Other                                             -          -          -

                                         ---------------------------------
                                               (252)         8        (37)

Profit/(loss) from continuing operations
before income taxes                           8,208    (17,443)    (3,173)

Income tax provision                            (16)      (357)       (11)


                                         ---------------------------------
Net profit/(loss)                             8,192    (17,800)    (3,184)
                                         =================================


Basic and diluted weighted
 average number of shares '000               57,918     49,969     46,833

Net profit/(loss) per share
 - basic and diluted                          $0.14     $(0.36)    $(0.07)
                                         =================================

Adjusted profit/(loss) per share              $0.01     $(0.04)    $(0.07)
                                         =================================

Exchange rates used $ per GBP*               1.5750     1.5740     1.4280


*    For convenience the period end rate has been used for all translations.

CONSOLIDATED BALANCE SHEETS
--------------------------------------------    31-Mar-03  31-Dec-02  31-Mar-02
(Prepared in accordance with US GAAP)               $'000     $'000       $'000
                                               (unaudited) (audited) (unaudited)

ASSETS
Current assets:
Cash and cash equivalents                           76,686   29,366     32,808
Restricted cash                                          -    5,607          -
Accounts receivable, net of allowance for
 doubtful accounts                                   4,132    2,136      8,433
Prepaid expenses                                     7,001    3,873        904
Other current assets                                13,098    3,890      2,852

                                                -------------------------------
Total current assets                               100,917   44,872     44,997


Property, plant and equipment, net                  17,043    5,630      7,541
Other non-current assets                               835      512      1,074
Goodwill, net                                       99,074   20,400     18,900

                                                -------------------------------
TOTAL ASSETS                                       217,869   71,414     72,512
                                                ===============================


LIABILITIES AND SHAREHOLDERS EQUITY
Current liabilities:
Bank overdraft                                         902      699        757
Accounts payable                                    75,719   27,630     24,671
Accrued expenses and other current
 liabilities                                        24,990   16,217     27,023
                                                -------------------------------
Total current liabilities                          101,611   44,546     52,451

Long term liabilities                               25,813        -          -



Shareholders' equity:
Ordinary shares of GBP0.14 par value -
 issued and outstanding                             13,980   11,281      9,350
Additional paid-in capital                         190,432  144,657    109,753
Accumulated deficit                               (113,283)(128,536)   (99,003)
Accumulated other comprehensive loss                  (684)    (534)       (39)
                                                -------------------------------
Total shareholders' equity                          90,445   26,868     20,061
                                                -------------------------------


TOTAL LIABILITIES AND SHAREHOLDERS EQUITY          217,869   71,414     72,512
                                               ================================

Exchange rate for the period end ($ per GBP)        1.5750   1.6095     1.4260


*    For convenience the period end rate has been used for all translations.


CONSOLIDATED CASH FLOW STATEMENT
------------------------------------------------  Quarter    Quarter     Quarter
(US GAAP Numbers)                                 ended      ended       ended
                                                  31-Mar-03  31-Dec-02   31-Mar-02
                                                  $'000      $'000's     $'000's
                                                 (unaudited) (unaudited) (unaudited)
Cash flows from operating activities:

Net income/(loss):                                   8,192    (17,800)    (3,184)

Adjustments to reconcile net income/(loss)
to net cash used for operating activities:
Depreciation and amortisation                        1,074      2,093      1,510

Changes in :
Trade working capital                              (12,999)    (4,463)     5,741
One off trading cash receipt                         1,761          -          -
Stock compensation (credit)/expense                (13,425)    16,514        123

                                                ---------------------------------
Net cash provided from operating activities        (15,397)    (3,656)     4,190
                                                ---------------------------------

Cash flows from investing activities
Capital expenditure and acquisitions (Vendor
 Placing: GBP30,500,000)                           (63,644)         -          -
Decrease/(Increase) in restricted cash               5,487     (1,533)         -
Other capital expenditure                           (1,235)    (2,452)    (1,309)
                                                ---------------------------------
Net cash used in investing activities              (59,392)    (3,985)    (1,309)
                                                ---------------------------------


Cash flows financing activities:
Increase/(decrease) in bank loans and overdraft        219       (306)       757
Proceeds from issuance
 of common stock net of expenses                    45,684        630          -
(Vendor Placing: GBP30,500,000)
Loan received net of expenses                       22,617          -          -
Capital element of finance lease                      (253)    (2,188)       509
                                                ---------------------------------
Net cash provided from financing activities         68,267     (1,864)     1,266
                                                ---------------------------------

Effect of exchange rates on cash                      (190)    (2,016)      (569)

Net (decrease)/increase in cash receipts            (6,712)   (11,521)     3,578
Cash at the beginning of the period                 28,736     40,887     29,229
Cash at acquisition                                 54,662          -          -
                                                ---------------------------------
Cash at the end of the period                       76,686     29,366     32,807
                                                ---------------------------------


Exchange rate used in calculations $ per GBP        1.5750     1.5740     1.4280


*    For convenience the period end rate has been used for all translations

Reconciliation of pro-forma financial measures


                                                Quarter     Quarter     Quarter
                                                  ended       ended       ended
                                              31-Mar-03   31-Dec-02   31-Mar-02
                                                  $'000       $'000       $'000
                                            (unaudited) (unaudited) (unaudited)

Operating expenses                             (14,868)    (30,634)    (13,084)
Add backs:
Stock Compensation                             (13,425)     16,513         123
Exceptional items                                6,048           -           -
Amortisation of profit on sale and
 leaseback transaction                             (79)       (513)          -

                                           ------------------------------------
Adjusted operating expenses                    (22,324)    (14,634)    (12,961)
                                           ------------------------------------


Operating profit/(loss)                          7,752     (17,887)     (3,355)
Add back depreciation and amortisation           1,074       2,093       1,510
EBITDA                                           8,826     (15,794)     (1,845)

Stock Compensation                             (13,425)     16,513         123
Exceptional items                                6,048           -           -
Amortisation of profit on sale and
 leaseback transaction                             (79)       (513)          -

                                           ------------------------------------
Adjusted EBITDA                                  1,370         206      (1,722)
                                           ------------------------------------



Pre tax income/(loss)                            8,208     (17,443)     (3,173)

Stock Compensation                             (13,425)     16,513         123
Exceptional items                                6,048           -           -
Amortisation of profit on sale and
 leaseback transaction                             (79)       (513)          -

                                           ------------------------------------
Adjusted pre tax income/(loss)                     752      (1,443)     (3,050)
                                           ------------------------------------


Net income/(loss)                                8,192     (17,800)     (3,184)

Stock Compensation                             (13,425)     16,513         123
Exceptional items                                6,048           -           -
Amortisation of profit on sales and
 leaseback transaction                             (79)       (513)          -

                                           ------------------------------------
Adjusted net income/(loss)                         736      (1,800)     (3,061)
                                           ------------------------------------

Weighted average
 number of shares (in thousands)                57,918      49,969      46,833

Adjusted loss per share                          $0.01      $(0.04)     $(0.07)
                                           ====================================

*    For convenience the period end rate has been used for all translations

We use EBITDA as a measure since we believe it is useful for the investors wishing to compare the Group with other companies that use EBITDA as a way of reporting profit excluding the impact of non-cash items. Adjusted EBITDA excludes non-cash and exceptional operating items and therefore we believe that it is a useful way for investors to compare the Group's underlying EBITDA trend, both with other companies and also with the Group's previous financial results. We also use adjusted operating expenses and adjusted loss before tax in order to facilitate comparisons and trends.


Reconciliation between UK and US GAAP


For the quarter ended 31 March 2003 (unaudited)                             GBP'000's
-----------------------------------------------
Retained loss for the period 1 January 2003 to 31 March 2003                  (4,865)
Reported in the consolidated profit
 and loss account for the period under UK GAAP

Amortisation of goodwill                                                       1,906
Deferred revenue                                                                  75
Deferral of gain on asset disposal                                               (25)
Stock compensation cost                                                        8,676
National Insurance                                                              (566)
                                                                            ---------

Loss for the period 1 January 2003 to 31 March 2003 under US GAAP              5,201
                                                                            =========

                                                                              $'000's

Loss for the period 1 January 2003 to 31 March 2003 under US GAAP*            8,192
                                                                            =========

*    Translated in US$ at exchange rate for the period end of $1.575 per GBP1



                                                                            GBP'000's
Shareholders' equity as reported in
 the consolidated balance sheet under UK GAAP                                                                         53,197

Goodwill                                                                       4,302
Net assets of Carbookers Limited                                                  43
Deferred revenue                                                                (500)
Deferral of gain on asset disposal                                              (185)
National Insurance                                                               569
                                                                            ---------

Shareholders'equity as reported in
 the consolidated balance sheet under US GAAP                                 57,426
                                                                            =========

                                                                              $'000's

Shareholders' equity as reported in
 the consolidated balance sheet under US GAAP                                90,445
                                                                            =========

Translated in US$ at exchange rate for the period end of $1.575 per GBP 1




SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                       ebookers plc


Dated:  May 12 2003
                                                       Nigel Addison Smith
                                                       Chief Financial Officer